SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JULY 2007

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2007

Grupo TMM, S.A.B.

By:
______________________________________
Juan Fernández Galeazzi
Financial Director and Treasurer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1 :	Press Release dated July 20, 2007 GRUPO TMM SECURITIZES FUTURE REVENUES OF VESSELS THROUGH ISSUANCE OF 20-YEAR MEXICAN PESO-DENOMINATED TRUST CERTIFICATES PROGRAM

TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Juan Fernández Galeazzi	Kristine Walczak (investors, analyst, media)
Chief Financial Officer	312-726-3600
011-52-55-5629-8778	(kwalczak@dresnerco.com)
(juan.fernandez@tmm.com.mx)

Brad Skinner
Investor Relations, Director TMM Logistics
011-52-55-5629-8725 or 203-247-2420
(brad.skinner@tmm.com.mx)

Monica Azar
Manager, Investor Relations
212-659-4975
(monica.azar@tmm.com.mx)

GRUPO TMM SECURITIZES FUTURE REVENUES OF VESSELS THROUGH
ISSUANCE OF 20-YEAR MEXICAN PESO-DENOMINATED TRUST
CERTIFICATES PROGRAM

(Mexico City, July 20, 2007) - Grupo TMM, S.A.B. (NYSE: TMM and BMV: TMM A; "TMM" or the "Company"); a Mexican multimodal transportation and logistics company, announced today that it has securitized the future revenues of its vessels through the issuance of a first tranche of 20-year Mexican Trust Certificates (“Certificados Bursátiles”) in the amount of $3.0 billion Mexican pesos (approximately $280 million dollars) at a rate of *TIIE +225 basis points (the “First Issuance”). This securitization was completed under the Company’s Mexican Trust Certificates program (the “Program”) that may increase up to $9.0 billion Mexican pesos as the Company identifies opportunities to acquire offshore and product tanker vessels. The Program was previously approved by the Company’s shareholders on April 30, 2007, at its Annual Ordinary Shareholders Meeting and represents a long-term financing in pesos that is non-recourse to the Company.

Javier Segovia, president of Grupo TMM, said, “We are very pleased to announce this transaction as it provides for long-term financing tied to the useful life of our vessels and is the first of its kind in Mexico. The rating of AA (mex) by Fitch Ratings for this financing structure reflects TMM’s quality operating performance, increased demand for maritime transportation services, and the reality that the Mexican Navigation Law will be vigorously enforced. The Program allows the Company to improve its debt profile while at the same time increasing its financial flexibility by reducing the debt service under its former vessel financings. Additionally, the Program also affords the Company a better position to participate in the fulfillment of Mexico’s expanding demand for offshore vessels and product tankers. In summary, the securitization of the future revenues of our vessels is a milestone which opens up accretive growth opportunities for TMM. Additional information will be forthcoming during the Company’s second quarter conference call.”

*TIIE: Mexico’s Interbank Equilibrium Interest Rate

Headquartered in Mexico City, TMM is a Latin American multimodal transportation Company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; the ability of the Company to reduce corporate overhead costs and the ability of management to manage growth and successfully compete in new businesses These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.